RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-06 JANUARY 26, 2004

RUBICON AND WOLFDEN COMMENCE EAST BAY DRILLING AT RED LAKE, ONTARIO
- 4500-metre program first of six planned drill campaigns in the Red Lake camp over the next 120 days -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that a 4,500- metre drill program is underway on the portion of its East Bay property optioned to Wolfden Resources (WLF.TSX). The East Bay property lies adjacent to the Wolfden-Placer property where a 16,000-metre drill program is underway on the GAZ zone. The Rubicon East Bay property, which lies down-dip of the GAZ zone will be explored for similar gold potential.

  Elsewhere in the camp, Rubicon is preparing to commence a 5,000-metre drill program on its 100% controlled McFinley gold project, targeting gold-bearing ultramafic rocks under Red Lake This four kilometre long ultramafic was first explored in the winter of 2003, and led to the discovery of several high-grade gold bearing zones (see news releases dated January 13 and May 14, 2003). These and other targets will be the subject of the upcoming program.

  Rubicon and partner Goldcorp Inc. anticipate commencement of exploration on Rubicon's Red Lake North, Sidace Lake and Adams Lake properties in February, 2004. This program will include diamond drilling adjacent to the Planet Exploration Inc.- Goldcorp Sidace Lake gold zone.

  Rubicon (60%) and partner Golden Tag (40%) will commence a 2,000-metre, 10-hole program at the McCuaig Project on or around February 1, 2004. The program will test for continuations of the 1900 Gold Zone discovery (see news releases dated April 2 and April18, 2002 and will also test additional targets on the project. The McCuaig project is approximately 1.5 kilometres west of the past producing Cochenour Mine, controlled by Goldcorp Inc. (1.2 Million ounces past gold production),

  Rubicon will be carrying out an additional 2000-3000 metres of diamond drilling testing other targets in Red Lake gold camp on its 100% controlled properties.

  Partner Redstar Gold Corp. (RGC.TSX.V) has recently announced the commencement of a 3,000-metre drill programs on properties optioned from Rubicon at the west end of the Red Lake gold belt.

"We are embarking on over 14,000 metres of drilling at Red Lake including follow up of promising gold environments which we have discovered and drill testing adjacent to other significant discoveries made in the camp in recent years at East Bay and Sidace Lake. We look forward to updating the progress on these programs. We are also planning an ambitious drill program in Newfoundland which we will outline in more detail in a future release" said David Adamson.

Rubicon controls several district scale projects in Red Lake, Ontario and in Newfoundland including a combination of partnerships and 100% funded projects. Partners include Placer Dome (CLA) Canada Ltd. in Newfoundland and Goldcorp Inc and Wolfden Resources Inc. in Red Lake. With over $10 million in working capital and a large portfolio of quality projects, Rubicon offers exceptional exposure to high potential exploration in areas of low political risk. Rubicon also has a controlling interest in a private US subsidiary which, if successful in securing a planned public listing, will provide additional exposure to quality targets in Nevada and Alaska.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.